
SONATAFY
TECHNOLOGY
AS FEATURED IN
Forbes · Entrepreneur
MAXIMIZE YOUR ENTIRE SOFTWARE DEVELOPMENT LIFE CYCLE INVESTMENT WITH OUR EXPERIENCED NEARSHORE TEAMS

Erik P. Birkfeld · 2nd

CTO-Sonatafy - Hiring Software and QA Engineers, matching them with exciting software teams and complex applications while guiding them through personal and career growth.

San Diego, California, United States · Contact info

500+ connections

Sonatafy Technology

San Diego State University

Experience

Sonatafy Technology
3 yrs 8 mos

Chief Technology Officer
Full-time
Jun 2019 – Present · 2 yrs 8 mos
San Diego, California, United States

My role as CTO is to align innovative and passionate engineers with companies that are looking to augment their current teams. We are building engagements with our clients and solid career paths for our engineers. Our goal is to have both our engineers and customer look back in years to come and be happy and proud of the work and the relationship they have/had. Are you looking to grow your team?

Sonatafy proudly serves businesses by matching top talent from emerging countries with businesses seeking fast growth and managed costs. We help you accelerate growt ...see more

Chief Technology Officer
Full-time
Jun 2018 – Present · 3 yrs 8 mos
San Diego / Tijuana / Hong Kong

My role is to align innovative and passionate engineers with companies that are looking to augment their current teams. We are building engagements with our client's and solid career paths for our engineers. Our goal is to have both our engineer and customer look back in years to come and be happy and proud of the work and the relationship they have/ ...see more

CEO/Founder
Brightcoast Solutions
Aug 2015 – Present · 6 yrs 6 mos
Greater San Diego

We love working with teams to discover passion and create strong safe working bonds. Our focus is on engineering teams who tend to be siloed and without a clear understanding of what they are contributing to.

...see more

Advisor
Vardas
Apr 2019 – Dec 2020 · 1 yr 9 mos
Greater San Diego Area

Vardas is empowering people to take control of their mental well-being. Our first drug-free solution, Zone leverages AI and biofeedback therapy in a wrist-worn wearable to improve resilience to stress and inhibit the stress response on demand. The therapeutic improves several clinical biomarkers of stress by syncing breathing, heart rate, and blood pr ...see more

Founding Team - Engineering
Rally Corp
Jan 2018 – Jan 2020 · 2 yrs 1 mo
Greater San Diego Area

Working alongside the executive team, my main focus is to help create and translate our product direction into a clear engineering roadmap that we can execute. It is also my duty to make sure that we have Clarity, Transparency, and Responsibility in engineering and I have the honor and excitement to be doing this great work with a great team. ...see more

Software Engineering Manager
Calsense
Nov 2017 – Jun 2019 · 1 yr 8 mos
Carlsbad, CA

At Calsense, we help governments, municipalities, and commercial customers save water, money, and labor. By manufacturing smart irrigation controllers that rely on our embeeded and cloud-based software, we work alongside our customers so that we can continue to learn how to conserve and report on better water usage and watering strategies. Calsen: ...see more

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Education

San Diego State University
Business Management - Project Management

UNIVERSITY

2009 – 2010

University of Phoenix
Business Administration
2005 – 2007

West Virginia University
Liberal Arts and Communications
1991 – 1992

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